SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K



                     ANNUAL REPORT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For  the  fiscal  year  ended  December  31,  1996

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  401(k)  Plan  for  Hourly  Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               1850  NORTH  CENTRAL  AVENUE
               PHOENIX,  ARIZONA  85004-4525


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              THE  DIAL  CORPORATION
                              401(k)  PLAN  FOR  HOURLY  EMPLOYEES

                                   By       \s\  Lowell L. Robertson
                                                 Lowell L. Robertson
                                                 Senior Vice President Finance


DATE:      June  24,  1997



















                       THE DIAL CORPORATION 401(k) PLAN
                             FOR HOURLY EMPLOYEES



          Financial Statements for the Years Ended December 31, 1996 and 1995, Supplemental Schedules for the Year Ended
              December 31, 1996, and Independent Auditors' Report

THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

TABLE  OF  CONTENTS
--------------------------------------------------------------------


                                                       Page

INDEPENDENT  AUDITORS'  REPORT                           1


FINANCIAL  STATEMENTS  AS  OF
  DECEMBER  31,  1996  AND  1995  AND  FOR  THE  YEARS  THEN  ENDED:

     Net  Assets  Available  for  Benefits               2

     Changes  in  Net  Assets  Available  for  Benefits  3

     Notes  to  Financial  Statements                    4-12


SUPPLEMENTAL  SCHEDULES  AS  OF
  DECEMBER  31,  1996  AND  FOR  THE  YEAR  THEN  ENDED:

     Assets  Held  for  Investment  Purposes             13

     Reportable  Transactions                            14

EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT          15

INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and
Plan  Participants  of
The  Dial  Corporation  401(k)  Plan  for  Hourly  Employees
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the
"Plan"), formerly The Dial Consumer Products Group 401(k) Plan for Hourly Employees of Fort Madison and Aurora, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1996 on pages 13 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\  Deloitte  &  Touche  LLP
     Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  23,  1997


THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1996  AND  1995
----------------------------------------------------------------------



ASSETS                                               1996         1995

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    Vanguard Windsor II Fund                  $ 6,957,048  $ 5,023,430
    T. Rowe Price Stable Value Fund             3,312,154    3,013,117
    Vanguard Fixed Income Securities Fund       1,146,238    1,056,000
  Common stock:
    The Dial Corp Common Stock Fund                     -    1,467,184
    The Dial Corporation Common Stock Fund      1,088,706            -
    The FINOVA Group Inc. Common Stock Fund       107,308       87,393
    Viad Corp Common Stock Fund                 1,013,058            -
    Participant notes receivable                  354,374      190,794
                                              -----------  -----------

             Total investments at fair value   13,978,886   10,837,918

DIVIDENDS RECEIVABLE                               10,806            -
CONTRIBUTIONS RECEIVABLE                           27,108       54,777
                                              -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS             $14,016,800  $10,892,695
                                              ===========  ===========


See  notes  to  financial  statements.

















THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEARS  ENDED  DECEMBER  31,  1996,  1995  AND  1994
---------------------------------------------------------------------------------------




                                                          1996         1995        1994

ADDITIONS:
 Contributions:
    Employer                                       $   154,467  $   119,283  $   94,235
    Employee pre-tax                                 1,661,313    1,296,899   1,046,785
    Employee after-tax                                  85,118       59,932      44,560
                                                   -----------  -----------  -----------

         Total contributions                         1,900,898    1,476,114   1,185,580
                                                   -----------  -----------  -----------

  Investment income:
    Dividends                                          610,129      370,891     224,582
    Interest                                           205,813      177,633     138,173
    Net appreciation (depreciation) in fair value
       of investments                                  934,868    1,557,968    (227,582)
                                                   -----------  -----------  -----------

        Total investment income                      1,750,810    2,106,492     135,173
                                                   -----------  -----------  -----------

  Transfer of assets                                     7,669    1,151,904           -
                                                   -----------  -----------  -----------

        Total additions                              3,659,377    4,734,510   1,320,753

DEDUCTIONS - Benefits paid to participants             535,272      666,518     181,976
                                                   -----------  -----------  -----------

NET INCREASE                                         3,124,105    4,067,992   1,138,777

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                  10,892,695    6,824,703   5,685,926
                                                   -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                       $14,016,800  $10,892,695  $6,824,703
                                                   ===========  ===========  ===========

See notes to financial statements.






THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

NOTES  TO  FINANCIAL  STATEMENTS
YEARS  ENDED  DECEMBER  31,  1996  AND  1995
------------------------------------------------------------------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of the Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan for Hourly Employees at Fort Madison and Aurora, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, commonly known as the Planning Retirement Income Management Earnings Plan ("PRIME"), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income
Security  Act  of  1974  ("ERISA").

     a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

     1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

     2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 4.75% to 8.41%, allowing for a blended rate of return for the fund
for  1996  of    6.55%.

     3) VANGUARD FIXED INCOME SECURITIES FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

     4) THE DIAL CORP COMMON STOCK FUND - This fund invested in the common stock of The Dial Corp and any dividends paid on the stock were reinvested in the fund. On August 15, 1996, The Dial Corporation ("Dial") was spun off from Viad Corp ("Viad"), formerly The Dial Corp. Effective August 15, 1996, participants in this fund received an equal number of shares or partial shares of Viad Corp Common Stock and The Dial Corporation Common Stock for every share or partial share of The Dial Corp stock they held in their accounts. As of August 15, 1996, this fund has been closed and all assets have been transferred to the Viad and Dial Common Stock Funds.

     5) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

     6) THE FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

     7) VIAD CORP COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions will be 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Transfer of Assets - Effective June 30, 1995, assets representing the account balances of certain of the participants in The Dial Corporation 401(k) Plan, commonly known as the Taxsaver Investment Plan ("TIP"), were transferred to the Plan.

d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e. Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect the first business day of the preceding month for the subsequent quarter. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits, may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

h. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the President of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1996, 1995, and 1994, Plan expenses were paid directly by the Company.

i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.    Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.          NET  ASSETS  BY  FUND

The following tables present the net assets of the Plan by fund as of December 31, 1996 and 1995:

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996




                                                                                        THE
                                                 T. ROWE     VANGUARD     THE DIAL      FINOVA       VIAD
                                                 PRICE       FIXED        CORPORATION   GROUP INC.   CORP
                                     VANGUARD    STABLE      INCOME       COMMON        COMMON       COMMON      PARTICIPANT
                                     WINDSOR     VALUE       SECURITIES   STOCK         STOCK        STOCK       NOTES
                                     II FUND     FUND        FUND         FUND          FUND         FUND        RECEIVABLE
                                     ----------  ----------  -----------  ------------  -----------  ----------  ------------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund         $6,957,048
    T. Rowe Price Stable Value Fund              $3,312,154
    Vanguard Fixed Income
       Securities Fund                                       $ 1,146,238
  Common stock:
    Dial Common Stock                                                     $  1,088,706
    FINOVA Common Stock                                                                 $   107,308
    Viad Common Stock                                                                                $1,013,058
  Contributions receivable               11,832       6,004        3,439         5,833
  Dividends receivable                                                           5,705          134       4,967
  Participant notes receivable                                                                                   $    354,374
                                     ----------  ----------  -----------  ------------  -----------  ----------  ------------
  NET ASSETS AVAILABLE
  FOR BENEFITS                       $6,968,880  $3,318,158  $ 1,149,677  $  1,100,244  $   107,442  $1,018,025  $    354,374
                                     ==========  ==========  ===========  ============  ===========  ==========  ============




                                     TOTAL
                                     -----------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund         $ 6,957,048
    T. Rowe Price Stable Value Fund    3,312,154
    Vanguard Fixed Income
       Securities Fund                 1,146,238
  Common stock:
    Dial Common Stock                  1,088,706
    FINOVA Common Stock                  107,308
    Viad Common Stock                  1,013,058
  Contributions receivable                27,108
  Dividends receivable                    10,806
  Participant notes receivable           354,374
                                     -----------
  NET ASSETS AVAILABLE
  FOR BENEFITS                       $14,016,800
                                     ===========




STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1995




                                                                                      THE
                                                 T. ROWE     VANGUARD     THE DIAL    FINOVA
                                                 PRICE       FIXED        CORP        GROUP INC.
                                     VANGUARD    STABLE      INCOME       COMMON      COMMON       PARTICIPANT
                                     WINDSOR     VALUE       SECURITIES   STOCK       STOCK        NOTES
                                     II FUND     FUND        FUND         FUND        FUND         RECEIVABLE    TOTAL
                                     ----------  ----------  -----------  ----------  -----------  ------------  -----------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund         $5,023,430                                                                  $ 5,023,430
    T. Rowe Price Stable Value Fund              $3,013,117                                                        3,013,117
    Vanguard Fixed Income
       Securities Fund                                       $ 1,056,000                                           1,056,000
  Common stock:
    The Dial Corp Common Stock                                            $1,467,184                               1,467,184
    FINOVA Common Stock                                                               $    87,393                     87,393
  Contributions receivable               23,486      14,173        6,628      10,490            -                     54,777
  Participant notes receivable                                                                     $    190,794      190,794
                                     ----------  ----------  -----------  ----------  -----------  ------------  ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $5,046,916  $3,027,290  $ 1,062,628  $1,477,674  $    87,393  $    190,794  $10,892,695
                                     ==========  ==========  ===========  ==========  ===========  ============  ===========

4.          FUND  INFORMATION

Employer  contributions,  employee  pre-tax  contributions, employee after-tax contributions, dividend income, interest income, net appreciation (depreciation) in fair value of investments, benefits paid to participants and transfer of assets are as follows for the years ended December 31, 1996, 1995 and 1994:





Employer contributions:                              1996         1995        1994
                                               -----------  ----------  -----------
 Vanguard Windsor II Fund                      $   63,331   $   45,229  $   33,994
 T. Rowe Price Stable Value Fund                   42,028       37,039      34,737
 Vanguard Fixed Income Securities Fund             19,449       16,458      13,909
 The Dial Corp Common Stock Fund                   16,595       20,557      11,595
 The Dial Corporation Common Stock Fund            12,383            -           -
 Viad Corp Common Stock Fund                          681            -           -
                                               -----------  ----------  -----------
    Total                                      $  154,467   $  119,283  $   94,235
                                               ===========  ==========  ===========


Employee pre-tax contributions
 Vanguard Windsor II Fund                      $  725,506   $  530,474  $  406,231
 T. Rowe Price Stable Value Fund                  421,163      391,125     376,929
 Vanguard Fixed Income Securities Fund            195,008      162,908     143,281
 The Dial Corp Common Stock Fund                  171,946      212,392     120,344
 The Dial Corporation Common Stock Fund           140,195            -           -
 Viad Corp Common Stock Fund                        7,495            -           -
                                               -----------  ----------  -----------
    Total                                      $1,661,313   $1,296,899  $1,046,785
                                               ===========  ==========  ===========

Employee after-tax contributions:
 Vanguard Windsor II Fund                      $   41,800   $   23,855  $   19,174
 T. Rowe Price Stable Value Fund                   21,467       19,173      16,780
 Vanguard Fixed Income Securities Fund              6,845        5,416       5,684
 The Dial Corp Common Stock Fund                    8,600       11,488       2,922
 The Dial Corporation Common Stock Fund             6,024            -           -
 Viad Corp Common Stock Fund                          382            -           -
                                               -----------  ----------  -----------
    Total                                      $   85,118   $   59,932  $   44,560
                                               ===========  ==========  ===========


Dividend income:
 Vanguard Windsor II Fund                      $  486,473   $  283,668  $  164,229
 Vanguard Fixed Income Securities Fund             76,222       64,432      46,151
 The Dial Corp Common Stock Fund                   24,954       21,470      13,097
 The Dial Corporation Common Stock Fund            10,696            -           -
 The FINOVA Group Inc. Common
   Stock Fund                                       1,693        1,321       1,105
 Viad Corp Common Stock Fund                       10,091            -           -
                                               -----------  ----------  -----------
    Total                                      $  610,129   $  370,891  $  224,582
                                               ===========  ==========  ===========

 Interest income:
  T. Rowe Price Stable Value Fund              $  185,415   $  177,109  $  138,173
  Participant Notes Receivable                     20,398          524           -
                                               -----------  ----------  -----------
    Total                                      $  205,813   $  177,633  $  138,173
                                               ===========  ==========  ===========

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Windsor II Fund                      $  809,756   $1,053,674  $ (198,244)
 Vanguard Fixed Income Securities Fund            (21,098)      79,179   (  51,671)
 The Dial Corp Common Stock Fund                 (435,098)     394,433      17,930
 The Dial Corporation Common Stock Fund           246,081            -           -
 The FINOVA Group Inc. Common
   Stock Fund                                      27,426       30,682       4,403
 Viad Corp Common Stock Fund                      307,801            -           -
                                               -----------  ----------  -----------
    Total                                      $  934,868   $1,557,968  $ (227,582)
                                               ===========  ==========  ===========

Transfer of assets:
 Vanguard Windsor II Fund                      $    5,673   $  526,192  $        -
 T. Rowe Price Stable Value Fund                      802      207,113           -
 Vanguard Fixed Income Securities Fund                  -      131,545           -
 The Dial Corp Common Stock Fund                        -      275,367           -
 The Dial Corporation Common Stock Fund             1,194            -           -
 The FINOVA Group Inc. Common
   Stock Fund                                           -       11,687           -
                                               -----------  ----------  -----------
    Total                                      $    7,669   $1,151,904  $        -
                                               ===========  ==========  ===========

Benefits paid to participants:
 Vanguard Windsor II Fund                      $  213,085   $  145,237  $   94,107
 T. Rowe Price Stable Value Fund                  190,568      389,827      57,504
 Vanguard Fixed Income Securities Fund             40,995       74,250      27,337
 The Dial Corp Common Stock Fund                   43,286       55,200       2,673
 The Dial Corporation Common Stock Fund            20,687            -           -
 The FINOVA Group Inc. Common
   Stock Fund                                       5,088        2,004         355
 Viad Corp Common Stock Fund                       21,563            -           -
                                               -----------  ----------  -----------
    Total                                      $  535,272   $  666,518  $  181,976
                                               ===========  ==========  ===========



5.          RELATED  PARTY  TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.          FEDERAL  INCOME  TAX  STATUS

The plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.


THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

SUPPLEMENTAL  SCHEDULE
DECEMBER  31,  1996
--------------------------------------------------------------------------------------------

ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES


       COLUMN B                  COLUMN C                           COLUMN D     COLUMN E
-------------------------------  ---------------------------------  -----------  -----------
                                 Description of Investment
    Identity of Issue,           Including Collateral, Rate of
 Borrower, Lessor or             Interest, Maturity Date,                        Current
     Similar Party               Par or Maturity Value              Cost         Value
-------------------------------  ---------------------------------  -----------  -----------

Vanguard Windsor II Fund         Common Stock Fund
                                                  (291,945 shares)  $ 5,247,061  $ 6,957,048
T. Rowe Price Stable Value Fund  GIC Fund (299,040 shares)            3,312,154    3,312,154
Vanguard Fixed Income
   Securities Fund               GNMA Fund (112,156 shares)           1,139,511    1,146,238
The Dial Corporation             Common Stock (73,811 shares)           846,965    1,088,706
The FINOVA Group Inc.            Common Stock (1,670 shares)             22,818      107,308
Viad Corp                        Common Stock (61,866 shares)           711,467    1,013,058
Participant Notes Receivable     Participant loans
                                 (Interest at 8.25% to 9.00%,
                                 maturing from 1997 to 2012)            354,374      354,374
                                                                    -----------  -----------
Total                         Total assets held for investment
                                 purposes                           $11,634,350  $13,978,886
                                                                    ===========  ===========


THE  DIAL  CORPORATION
401  (K)  PLAN  FOR  HOURLY  EMPLOYEES

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1996

ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS




      COLUMN A            COLUMN B     COLUMN C    COLUMN D    COLUMN G    COLUMN H      COLUMN I
      IDENTITY            DESCRIPTION  PURCHASE    SELLING     COST OF     CURRENT
      OF                  OF           PRICE       PRICE       ASSET       VALUE OF      NET
      PARTY               ASSET                                            ASSET ON      GAIN
      INVOLVED                                                             TRANSACTION   OR
                                                                           DATE          (LOSS)

SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS

                          Common
The Dial Corp             Stock Fund   $  437,597           -  $  437,597  $    437,597           -
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
                          Common
The Dial Corp             Stock Fund            -  $1,469,684   1,428,125     1,469,684  $   41,559
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
Vanguard Windsor II Fund  Mutual Fund   1,427,297           -   1,427,297     1,427,297
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
Vanguard Windsor II Fund  Mutual Fund           -     303,435     222,101       303,435      81,334
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
                          Common
The Dial Corporation      Stock Fund      865,129           -     865,129       865,129           -
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
                          Common
The Dial Corporation      Stock Fund            -      22,496      19,060        22,496       3,436
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
                          Common
Viad Corp                 Stock Fund      740,462           -     740,462       740,462           -
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
                          Common
Viad Corp                 Stock Fund            -      35,205      18,874        35,205      16,331
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
T. Rowe Price
 Stable Value Fund        GIC Fund        560,564           -     560,564       560,564           -
------------------------  -----------  ----------  ----------  ----------  ------------  ----------
T. Rowe Price
  Stable Value Fund       GIC Fund              -           -     261,523       261,523           -
------------------------  -----------  ----------  ----------  ----------  ------------  ----------




NOTE:          REPORTABLE  TRANSACTIONS  ARE  THOSE  TRANSACTIONS WHICH EITHER
SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.